Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

September 20, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the completion of the first stage of expansion at the La Parrilla Silver Mine’s processing plant.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

September 20, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	September 20, 2011
Frankfurt – FMV (WKN: A0LHKJ)

First Stage of Expansion at the La Parrilla
Processing Plant Completed

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is proud to announce the completion of the first stage of expansion at the La Parrilla Silver Mine’s processing plant. The new 1,000 tpd flotation circuit has been operating since September 1, 2011 at an average rate of 787 tpd, bringing the total mill throughput to 1,254 tpd.

As previously announced on September 13, 2011 in the La Parrilla NI 43-101 Pre-feasibility Study news release, a decision was made to expand the La Parrilla operation to 2,000 tpd from the previous throughput of 850 tpd due to the significant increases in Reserves. This expansion, which commenced in December 2010, was originally planned to reach 1,600 tpd, however, is now planned to reach 2,000 tpd by year end. This new flotation circuit is still in the start-up phase and will be ramped up to the end of October. The flotation circuit is planned to reach its capacity of 1,000 tpd commencing in November bring the total throughput up to 1,425 tpd.

Meanwhile, the expansion of the cyanidation circuit is continuing well with progress now reaching approximately 60% completion. Construction is expected to be finished in October with start-up commencing in November. Once fully operational, the current 425 tpd cyanidation circuit is anticipated to reach 1,000 tpd by year end.

This new dual processing plant will have a total capacity of 2,000 tpd (1,000 tpd in flotation & 1,000 tpd in cyanidation) and is anticipated to be running at capacity by December 31, 2011. Once completed, production is estimated at over three million ounces of pure silver, 6.0 million pounds of lead and 4.3 million pounds of zinc. The total investment to the end of 2011 is budgeted at US$40.5 million including mine development.

This major expansion project was planned to allow for no disruption in production during construction. Both circuits for flotation and cyanidation continued operating during this entire process and will continue while the new cyanidation circuit is completed. Commercial production for the flotation circuit will be declared when operating performance reaches 70% of design parameters for throughput and recovery. The start-up phase has been progressing well and management anticipates commercial production for the flotation circuit to commence on October 1, 2011.

In addition to the construction project underway to expand the plant, preparation of the La Parrilla mining complex is also underway as defined in the recently announced pre-feasibility study. The La Parrilla is a complex of five mines surrounding the mill. A key component for the future of this operation is the consolidation of all these mines by the construction of a large shaft and connecting all the mines with an underground rail system. The construction of the shaft commenced at Rosario which is the closest mine from the mill and is expected to be finished by the end of 2012. Upon completion, all underground mining areas will be connected and ore haulage will be via underground trains. This consolidation of underground operations will dramatically improve efficiencies and should have a positive impact on costs.

Keith Neumeyer, President & CEO stated; "We are very pleased with the completion of this first stage of this new expansion at La Parrilla. Our Mexican construction team should be recognized for their hard work and tireless efforts and should be congratulated for the completion of this first stage that will lead to the La Parrilla operation doubling production to over three million ounces of silver annually."

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.